EXHIBIT 99.1

B Communications announces that Standard & Poor’s has revised the Company’s International
Rating Outlook to “Positive” and Also Raised the local Israeli Rating to A+

Ramat Gan, Israel – July 28, 2016 - B Communications Ltd. (NASDAQ and TASE: BCOM) announced today that Standard & Poor’s Ratings Services (“S&P”) has revised the Company’s outlook to positive from stable, while affirming its long term rating of “BB-”. The Israeli local rating rose from “A” to "A+" while maintaining a stable outlook.

In its report, S&P stated that their assessment of BCom's business risk profile reflects S&P view of Bezeq's position as the No. One Telecommunication Company in Israel, with a leading brand name and market position in most segments, high-quality network-based services across all telecommunications segments, and higher-than-average profitability.

S&P assessed BCom's liquidity position as adequate, and mentioned that the positive outlook reflects the potential for a one notch upgrade over the next 12 months.

“We are pleased with S&P’s announcement,” said Doron Turgeman, CEO of B Communications. “During the last two years we improved our financial position significantly, and the market price of our notes speaks for itself. With 34% LTV ratio, more than 15% dividend yield during the last 12 months, and a very strong credit profile, we are moving forward to our new era.”

About B Communications Ltd.

B Communications is a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corp. (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol “BCOM.” For more information please visit the following Internet sites:

www.bcommunications.co.il

www.ir.bezeq.co.il

www.eurocom.co.il

www.igld.com

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

ISRAEL

Hadas Friedman- Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620